www.xperi.com

July 12, 2022
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street, NE Mail Stop 3233
Washington, D.C. 20549

Attention: Beverly Singleton

Melissa Gilmore

Re: Xperi Holding Corporation

Form 10-K for the Fiscal Year ended December 31, 2021

Filed February 24, 2022

Form 8-K

Filed May 9, 2022

Comment Letter dated June 27, 2022

File No. 001-39304

Ladies and Gentlemen:

Xperi Holding Corporation (the “Company”) acknowledges receipt of the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated June 27, 2022 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 and filed February 24, 2022 and Form 8-K furnished on May 9, 2022.

As discussed with the Staff on July 12, 2022, the Company is grateful for the Staff’s extension of 15 business days to respond to the Comment Letter, such that the Company would respond by August 2, 2022. In the meantime, if the Staff has any questions, please do not hesitate to contact the undersigned at (408) 321-6779.

Very truly yours,

Xperi Holding Corporation

By: /s/ Robert Andersen

Name: Robert Andersen

Title: Chief Financial Officer

cc: Paul Davis, Chief Legal Officer

Corporate Headquarters
3025 Orchard Parkway
San Jose, CA 95134
T 1.408.321.6000